ASM International N.V. announces progress on its cost reduction program

ALMERE, The Netherlands – December 20, 2012 – ASM International N.V. (NASDAQ: ASMI and Euronext Exchange in Amsterdam: ASM) today announces that, as part of its cost reduction program in its Front-end operations, as announced during the release of its 3rd quarter results, it will reduce its headcount in its manufacturing operation in Singapore with approximately 110 people. It is expected that the effect of this action will become visible in the results of the first quarter in 2013.

About ASM International
ASM International N.V., headquartered in Almere, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International's common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI's website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, corporate transactions, financing and liquidity matters, the success of restructurings, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company's filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company's reports on Form 20-F and Form 6-K. The Company assumes no obligation to update or revise any forward-looking statements to reflect future developments or circumstances.

CONTACTS:

Investor Relations:
Erik Kamerbeek
+31 881008500
Erik.Kamerbeek@asm.com

Mary Jo Dieckhaus
+1 212-986-2900
MaryJo.Dieckhaus@asm.com

Media Contacts:
Ian Bickerton
+31 (0)20 68 55 955
+31 (0)625 018512
I.Bickerton@Huijskens.nl